Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019

October 5, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Hawks Acquisition Corp
Amendment No. 3 to Registration Statement on Form S-1
Filed on September 27, 2021
CIK No. 0001841144

Ladies and Gentlemen:

On behalf of our client, Hawks Acquisition Corp, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we file in electronic form the accompanying Amendment No. 4 to Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the Amendment No. 3 to Registration Statement on Form S-1 which was filed with the Securities and Exchange Commission (the “Commission”) on September 27, 2021.

The Registration Statement reflects the responses of the Company to the comments received from the Staff of the Commission (the “Staff”) in a letter, dated September 28, 2021. For your convenience, references in the responses to the page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Cover Page

1.	We note that you removed the redemption limitation from Section 9.2 of your Amended and Restated Certificate of Incorporation, filed as exhibit 3.2, and your related disclosure in the prospectus. However, we also note your disclosure on page 51 that you "will have net tangible assets in excess of $5,000,000 upon the successful completion of this offering and the sale of the private placement warrants." Please describe in further detail (including any associated risks) how you will meet the minimum net tangible asset requirements in the event that all or a significant portion of your public stockholders elect to redeem their shares.

Securities and Exchange Commission
October 5, 2021

Response to Comment

The Company acknowledges the Staff’s comment and in response has revised its Registration Statement and its amended and restated certificate of incorporation to reflect that in no event will the Company redeem its public shares in an amount that would cause the Company’s net tangible assets to be less than $5,000,001. Please see pages 27, 35, 47, 79, 98, 99, 100, 102, 106, 144, and F-8 of the Registration Statement and exhibit 3.2.

* * * * *

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3588.

Very truly yours,

/s/ Brian M. Janson

Brian M. Janson

cc:	Ryan Maierson,Esq.
Latham & Watkins LLP

Gregory P. Rodgers,Esq.
Latham & Watkins LLP

2